1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com DEVON ROBERSON Devon.Roberson@dechert.com +1 202 261 3477 Direct +1 202 261 3333 Fax

March 18, 2025

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 920 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to comments you provided to Leah Herring and me of Dechert LLP during a telephonic discussion on March 10, 2025 with respect to your review of Post-Effective Amendment No. 920 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on January 24, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of incorporating disclosure related to changes to the principal investment strategies of the Goldman Sachs Investor Tax-Exempt Money Market Fund, a series of the Registrant, which could be construed as material. We have reproduced your comments below, followed by the Registrant’s responses.

General

1.

Comment: The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures. Please respond to our comments in writing and file your responses as correspondence on EDGAR with sufficient time to review your responses prior to the 485(b) filing. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter.

Response: The Registrant acknowledges the comments and has addressed them accordingly.

Prospectus

2.	Comment: With respect to the “Summary—Principal Strategy” section, please add disclosure explaining how the fund “indirectly” invests in municipal obligations.

Response: The Registrant will revise the disclosure to the following:

The Investment Adviser ordinarily expects the Fund to invest in municipal obligations directly or indirectly (including by investing in tender option bonds), but the Fund may invest in short-term taxable instruments for temporary investment purposes.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3477 if you wish to discuss this correspondence further.

Sincerely,

/s/ Devon Roberson
Devon Roberson

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Shane Shannon, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP